Exhibit 99.1

Press Release

CHINAEDU NAMES LILY LIU CHIEF FINANCIAL OFFICER

BEIJING – September 18, 2008 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or “the Company”), an educational services provider in China, today announced that Ms. Qianli (Lily) Liu has been appointed as the Company’s Chief Financial Officer, effective October 8, 2008.

“We are excited to have Lily join our senior management team,” said Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer.  “Lily comes to us with an extensive financial background, as well as a thorough understanding of strategic and financial business drivers.  We believe that Lily’s experience and expertise will play a key role in helping drive continuous future growth.”

Ms. Liu will replace Ms. Huang, who has been acting as the Company’s interim Chief Financial Officer since April 2008.  Ms. Huang will continue to serve as the Company’s Chairman and Chief Executive Officer.

Commenting on her appointment, Ms. Liu said, “I am very excited to join ChinaEdu’s dedicated management team, and to provide financial and business leadership to help drive the next phase of the Company’s growth.”

Ms. Liu most recently served as Chief Financial Officer of MainOne Inc., a company that provides Internet solutions to small and medium enterprises in China.  Prior to MainOne, from 2003 to 2007 she held various positions within Lehman Brothers’ Investment Banking division in New York and Hong Kong, most recently serving as Vice President in Hong Kong.  Prior to 2003, Ms. Liu was a founder and Vice President of Trulycustom Construction, Inc., a Boston-based business-to-business online construction management service provider.

Ms. Liu holds an M.B.A. from Sloan School of Management at the Massachusetts Institute of Technology (M.I.T.), and a B.A. in Mathematics and Economics from Dartmouth College.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with 20 universities to support its online degree programs, ten of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts

In China:

Company Contact:

S. Jimmy Xia

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext 1150

E-mail: ir@chinaedu.net

Investor Relations (HK):

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

Investor Relations (US):

Jessica McCormick

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com